SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(a)

Assisted Living Concepts, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04543L-10-9

(CUSIP Number)

Richard F. LaRoche, Jr.

General Counsel

National Health Investors, Inc.

100 Vine Street, Suite 1200

Murfreesboro, TN 37130

615-890-9100

(Name, Address and Telephone Number of

Person Authorized to Receive

Notice and Communications)

January 1, 2002

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on Following page(s))

(Page 1 of 5 Pages)

CUSIP NO. 04543L-10-913D

Page 2 of 4 Pages

(1) NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

National Health Investors, Inc. (hereinafter "NHI") EIN 62-1470956

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

(3) SEC USE ONLY

(4) SOURCE OF FUNDS *

Cash on hand (WC)

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT

TO ITEMS 2(d) or 2(e) [ ]

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES (7) SOLE VOTING POWER 557,214

BENEFICIALLY (8) SHARED VOTING POWER -0-

OWNED BY EACH (9) SOLE DISPOSITIVE POWER 557,214

REPORTING PERSON (10) SHARED DISPOSITIVE POWER -0-

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

557,214

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.66%

(14) TYPE OF REPORTING PERSON *

Corporation (CO)

CUSIP NO. 04543L-10-913D

Page 3 of 4 Pages

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock (the "Common Stock") of Assisted Living Concepts, Inc. (the "Issuer"). The address of the Issuer is 11835 N.E. Glenn Wilding Drive, Building E, Portland, Oregon 97220.

Item 2. Identity and Background

This Schedule 13D is being filed by National Health Investors, Inc., a Maryland corporation ("NHI").

The address of NHI's principal office is 100 Vine Street, Suite 1200, Murfreesboro, TN 37130. The names, business addresses and principal businesses of each of the directors and executive officers of NHI are as follows:

Names and Business Position with NHI Present Principal Occupations

---------------------------------- ---------------------------- -----------------------------------

W. Andrew Adams President, President and CEO of NHI

100 Vine Street, Suite 1400 Chief Executive Officer &

Murfreesboro, TN 37130 Director

Richard F. LaRoche, Jr. Vice President General Counsel, NHI

100 Vine Street, Suite 1400 Secretary & Director

Murfreesboro, TN 37130

Robert A. McCabe, Jr. Director Commercial Bank President

211 Commerce Street, Ste. 300

Nashville, TN 37201

Robert T. Webb Director Owner of Vending Supply Co.

149 MTCS Drive

Murfreesboro, TN 37129

Ted H. Welch Director Real Estate Investor

611 Commerce, 29th Floor

Nashville, TN 37219

Robert G. Adams Vice President Chief Operating Officer,

100 Vine Street, Ste. 1400 National HealthCare

Murfreesboro, TN 37130 Corporation

The current principal business of NHI, a real estate investment trust, is investing primarily in long-term care and other health care related facilities.

During the last five years, neither NHI, and to the best knowledge of NHI, none of the directors and executive officers of NHI have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

CUSIP NO. 04543L-10-913D

Page 4 of 4 Pages

activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the directors and executive officers of NHI is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On 2001, NHI acquired in open market transactions certain of the Issuer's 6% Convertible Debentures due November 2002 (the "6% Debentures") and (ii) certain of the Issuer's 5-5/8% Convertible Subordinated Debentures Due May 2003 (the "Subordinated Debentures"). The source of funds for these purchases was NHI's working capital. Those debentures were involuntarily converted into shares of common stock of the new emerging Assisted Living Concepts, Inc. on January 2, 2002.

Item 4. Purpose of Transaction

Automatic conversion of previously owned convertible debentures.

Item 5. Interest in Securities of the Issuer

The number of shares of Common Stock beneficially owned by NHI is as follows: 557,214 shares.

The number of shares beneficially owned by NHI and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of NHI is based on 6,431,759 outstanding shares of Common Stock of the Issuer as of March 22, 2002, as reported in the Form 10-K.

NHI has the sole power to vote and dispose of the securities beneficially owned by it.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

W. Andrew Adams was elected Chairman of the Board of Directors of Assisted Living Concepts, Inc. on January 1, 2002. This position is but one of seven board positions and is not an attempt to assert control over the Issuer. Mr. Adams is not an office of the Issuer.

Item 7. Material to be Filed as Exhibits: None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2002 s/Richard F. LaRoche, Jr.

Richard F. LaRoche, Jr., General Counsel